UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
 ______________________________________________
FORM 11-K
______________________________________________
(Mark One)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2016

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

Commission File Number: 000-25887

______________________________________________
PRIVATEBANCORP, INC.
SAVINGS, RETIREMENT & EMPLOYEE STOCK OWNERSHIP PLAN
(Full title of the plan)
______________________________________________

PrivateBancorp, Inc.
c/o CIBC Holdco Inc.,
Successor to
PrivateBancorp, Inc.
120 South LaSalle Street
Chicago, Illinois 60603
(Name of the issuer of the securities held pursuant to the plan and the address of its principal executive office)

REQUIRED INFORMATION

Item 4.
The PrivateBancorp, Inc. Savings, Retirement & Employee Stock Ownership Plan (the “Plan”) is subject to ERISA and files Plan financial statements and schedules prepared in accordance with the financial requirements of ERISA.

Financial Statements. Listed below are the financial statements and schedules filed as a part of the annual report.

(a)  Statements of Net Assets Available for Benefits as of December 31, 2016 and 2015, and the related Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2016 and 2015.

These Statements of Net Assets Available for Benefits as of December 31, 2016 and 2015 and the related Statements of Changes in Net Assets Available for Benefits for the years ended December 31, 2016 and 2015, respectively, included herein, are hereby incorporated by reference into the Registration Statement on Form S-8 filed with the Securities and Exchange Commission by the PrivateBancorp, Inc. Savings, Retirement & Employee Stock Ownership Plan on April 14, 2010 (File No. 333-166070).

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Plan Administrator
PrivateBancorp, Inc. Savings, Retirement & Employee Stock Ownership Plan

We have audited the accompanying statements of net assets available for benefits PrivateBancorp, Inc. Savings, Retirement & Employee Stock Ownership Plan (the “Plan”) as of December 31, 2016 and 2015, and the related statements of changes in net assets available for benefits for the years ended December 31, 2016 and 2015. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2016 and 2015, and the changes in its net assets available for benefits for the year ended December 31, 2016 and 2015, in conformity with U.S. generally accepted accounting principles.
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2016, and reportable transactions for the year then ended, have been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedules is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/ Ernst & Young LLP

Chicago, Illinois
June 29, 2017

PRIVATEBANCORP, INC. SAVINGS, RETIREMENT &
EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS
December 31, 2016 and 2015

	2016	2015
ASSETS
Participant-directed investments, at fair value	$117,598,908	$96,279,239
Receivables:
Notes receivable from participants	1,193,643	1,037,361
Company contributions	449,161	—
Other	18,534	—
Total receivables	1,661,338	1,037,361
NET ASSETS AVAILABLE FOR BENEFITS	$119,260,246	$97,316,600

The accompanying notes are an integral part of the financial statements.

PRIVATEBANCORP, INC. SAVINGS, RETIREMENT &
EMPLOYEE STOCK OWNERSHIP PLAN
STATEMENTS OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS
Years Ended December 31, 2016 and 2015

	2016	2015
ADDITIONS TO NET ASSETS ATTRIBUTED TO
Contributions from the company	$3,399,364	$2,957,980
Contributions from participants	10,850,904	9,627,412
Rollovers	2,634,232	2,136,850
Interest income from notes receivable from participants	47,260	42,777
Dividend income	760,701	663,054
Net realized and unrealized gains in fair value of investments	11,838,600	1,431,713
Miscellaneous income	20	—
Total additions	29,531,081	16,859,786
DEDUCTIONS FROM NET ASSETS ATTRIBUTED TO
Withdrawals by participants	7,407,424	5,503,089
Administrative expenses	180,011	283,680
Total deductions	7,587,435	5,786,769
Net increase	21,943,646	11,073,017
NET ASSETS AVAILABLE FOR BENEFITS, BEGINNING OF YEAR	97,316,600	86,243,583
NET ASSETS AVAILABLE FOR BENEFITS, END OF YEAR	$119,260,246	$97,316,600

The accompanying notes are an integral part of the financial statements.

PRIVATEBANCORP, INC. SAVINGS, RETIREMENT &
EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2016 and 2015

(1)    Description of plan

The following description of the PrivateBancorp, Inc. Savings, Retirement & Employee Stock Ownership Plan (the “Plan”) provides only general information. Participants should refer to the Plan agreement for a more complete description of the Plan’s provisions.

General - The Plan is a defined contribution plan covering employees of PrivateBancorp, Inc. and its subsidiaries (the “Company” or the “Plan Sponsor”). The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (“ERISA”), as amended.

Contributions - Participants may contribute up to the maximum percentage of compensation, as defined in the Plan document and dollar amounts permissible by the Internal Revenue Code (“IRC”). Company-paid cash bonuses are included in the definition of compensation. Participants may also transfer amounts representing distributions from other qualified defined benefit or contribution plans. Company matching contributions are discretionary and based on a percentage of employee contributions. The Company may make qualified matching contributions, corrective non-elective contributions and an additional discretionary contribution, all based on formulas determined by the Company.

Participant accounts - Each participant’s account is credited with the participant’s contribution and allocations of: (a) the Company’s contribution and (b) investment earnings and losses and is charged with participant withdrawals or distributions and administrative fees and expenses. Allocations are based on employee contributions, eligible compensation or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Eligibility - An employee is eligible to participate in the Plan after completing one hour of service, as defined. Participants who are at least 18 years old are eligible for the Company’s contributions after one year of employment.

Vesting - Participants are immediately vested in their contributions and the Company’s qualified matching contributions and corrective non-elective contributions plus actual earnings thereon. Vesting in the Company’s matching and discretionary contribution portion of their accounts plus actual earnings thereon is based on years of continuous service. A participant is 20% vested after one year of credited service and vests 20% per year thereafter, until becoming fully vested after five years of credited service.

Investment options - Currently, participants are able to direct employee contributions into PrivateBancorp, Inc. common stock, mutual funds (registered investment companies), common/collective trusts (maintained by an insurance carrier), and pooled-separate accounts (“PSAs”) (maintained by an insurance carrier). Participants are able to transfer funds among all investment options, subject to certain limitations on the timing of such transfers imposed by certain mutual funds and PSAs.

Participant loans - Participants may borrow from their own account a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their vested account balance.

Loan repayment terms are determined by the Company. The loans are secured by the balance in the participant’s account and bear interest at the prime rate (3.75% as of December 31, 2016 and 3.50% as of December 31, 2015) in effect on the loan acquisition date plus 100 basis points. Interest rates were either 4.25%, 4.50%, or 4.75% on all participant loans outstanding as of December 31, 2016. Principal and interest are paid ratably through payroll deductions.

PRIVATEBANCORP, INC. SAVINGS, RETIREMENT &
EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2016 and 2015

(1)    Description of plan (continued)

Payment of benefits - Participants are eligible to receive the vested portion of their Plan account upon retirement, termination of employment, disability or death. Hardship withdrawals are also available to participants who demonstrate financial need in certain circumstances, as defined.

Forfeited accounts - Participants forfeit the unvested portion of their Plan account upon certain terminations of employment. These accounts are used to reduce future Company contributions. During the Plan years ended December 31, 2016 and 2015, forfeitures in the amount of $92,073 and $66,177, respectively, were used to reduce the Company’s contributions. As of December 31, 2016 and 2015, forfeited nonvested accounts totaled $2,500 and $35,126, respectively.

(2)    Summary of significant accounting policies

Basis of accounting - The accompanying financial statements are prepared on the accrual basis of accounting.

Use of estimates - The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires the Plan Administrator (the “Plan Committee”) to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Investment valuation and income recognition - The Plan is invested in Company common stock, mutual funds, common/collective trusts, and PSAs, which are stated at fair value using methodologies described in Note 4.

Security transactions are accounted for on the date securities are purchased or sold (trade date). Dividend income is recorded on the ex-dividend date. Interest income is recognized when earned. Net realized and unrealized gains and losses are recorded in the accompanying financial statements as net realized and unrealized gains in fair value of investments.

Notes receivable from participants - Notes receivable from participants are collateralized against the participant's accounts and are stated at the amount of unpaid principal balance plus any accrued but unpaid interest. Payments of notes receivable from participants are applied to the outstanding loan balance. Delinquent participant loans are reclassified as distributions based upon terms of the Plan document.

There is no allowance for uncollectible notes receivable from participants recorded at December 31, 2016 and 2015 since all balances are deemed collectible.

Payment of benefits - Benefits are recorded when paid.

Administrative expenses - The administrative expenses of the Plan are paid by the Plan Sponsor and by the Plan participants. The expenses that are paid by the Plan Sponsor are not included in the Statements of Changes in Net Assets Available for Benefits.

PRIVATEBANCORP, INC. SAVINGS, RETIREMENT &
EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2016 and 2015

(3)    Party-in-interest and related party transactions

Substantially all assets of the Plan are held in trust by Delaware Charter Guarantee & Trust Company, a Delaware corporation conducting business under the trade name of Principal Trust Company, Trustee for the Plan. Administrative fees in the amounts of $56,000 and $56,000 were paid to Principal Financial Group for the years ended December 31, 2016 and 2015, respectively, by the Company. Administrative fees in the amounts of $115,046 and $149,941 were paid to Principal Financial Group during the years ended December 31, 2016 and 2015, respectively, by the Plan via fees paid by participants. Investment advisor fees paid to Mesirow Financial Inc. totaled $64,965 and $32,487 in 2016 and 2015, respectively. Mesirow Financial Inc. replaced Embree Financial Group as investment advisor in 2015. Fees paid to Embree Financial Group totaled $101,251 in 2015. The Plan invests in common stock of the Company. The Plan received $13,999 and $15,015 in common stock dividends from the Company in 2016 and 2015, respectively. These transactions qualify as party-in-interest transactions, however they are exempt from the prohibited transaction rules under ERISA.

(4)    Fair value measurements

The Plan measures, monitors and discloses its assets on a fair value basis in accordance with Financial Accounting Standards Board Accounting Standards Codification 820, Fair Value Measurements and Disclosures ("ASC 820"). ASC 820 establishes a framework for measuring fair value. That framework provides a fair value hierarchy that prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to quoted prices in active markets for identical assets or liabilities (Level 1 measurements) and the lowest priority to unobservable inputs (Level 3 measurements). The three levels of the fair value hierarchy are described below:

Level 1:	Inputs to the valuation methodology are quoted prices for identical assets or liabilities in active markets that the Plan has the ability to access.

Level 2:    Inputs to the valuation methodology include:

•	Quoted prices for similar assets or liabilities in active markets;

•	Quoted prices for identical or similar assets or liabilities in inactive markets;

•	Inputs other than quoted prices that are observable for the asset or liability;

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means.

Level 3:	Inputs to the valuation methodology are unobservable and significant to the fair value measurement.

The asset’s or liability’s fair value measurement level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement. Valuation techniques used need to maximize the use of observable inputs and minimize the use of unobservable inputs.

PRIVATEBANCORP, INC. SAVINGS, RETIREMENT &
EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2016 and 2015

(4)    Fair value measurements (continued)

Following is a description of the valuation methodologies used for assets measured at fair value:

Company common stock - Valued at the closing price reported on the active market on which the security is traded.

Mutual funds - Valued at the net asset value (“NAV”), based on quoted market prices in active markets, of shares held by the Plan at year-end.

Common/collective trusts - Valued at the NAV on the last business day of the Plan's year end, which is provided by the Trustee of the fund and used as a practical expedient to estimate fair value. The common/collective trusts do not have finite lives, unfunded commitments relating to these types of investments, or significant restrictions on redemptions. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, divided by the number of units outstanding. Since these investments are measured at fair value using the NAV as a practical expedient, they are not classified in the fair value hierarchy. This category includes investments in highly diversified funds designed to remain appropriate for investors in terms of risk throughout a variety of life circumstances. These common/collective trust funds share the common goal of first growing and then later preserving principal.

Pooled-separate accounts - Valued at the NAV, based on quoted market prices in active markets, of shares of the underlying assets held by the Plan at year-end and used as a practical expedient to estimate fair value. The pooled-separate accounts do not have finite lives, unfunded commitments relating to these types of investments, or significant restrictions on redemptions. Since these investments are measured at fair value using the NAV as a practical expedient, they are not classified in the fair value hierarchy. The underlying investments of the pooled separate accounts consist solely of mutual funds, each of which follows a separate investment strategy as described in the following paragraphs:

Principal Lg Cap S&P 500 Index: The investment seeks long-term growth of capital by investing the majority of assets in common stocks of companies that compose the S&P 500 Index.

Principal Mid Cap Value: The investment seeks long-term growth of capital. Under normal circumstances, the fund invests at least 80% of its net assets, plus any borrowings for investment purposes, in equity securities of companies with medium market capitalizations at the time of purchase. It invests in value equity securities, an investment strategy that emphasizes buying equity securities that appear to be undervalued.

Principal Sm Cap S&P 600 Index: The investment seeks long-term growth of capital and normally invests the majority of assets in common stocks of companies that compose the S&P SmallCap 600 Index.

Principal Mid Cap S&P 400 Index: The investment seeks long-term growth of capital and normally invests the majority of assets in common stocks of companies that compose the S&P MidCap 400 Index.

Principal Real Estate Secs: The investment seeks to generate a total return by investing in equity securities of companies principally engaged in the real estate industry at the time of purchase.

PRIVATEBANCORP, INC. SAVINGS, RETIREMENT &
EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2016 and 2015

(4)    Fair value measurements (continued)

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future values. Furthermore, while the Plan Committee believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

The following table sets forth by level, within the fair value hierarchy, the Plan’s assets at the fair value as of December 31, 2016 and 2015:

	Level 1	Level 2	Level 3	Total
December 31, 2016
Common stock	$16,771,722	$—	$—	$16,771,722
Mutual funds	51,685,194	—	—	51,685,194
Total assets in fair value hierarchy	$68,456,916	$—	$—	$68,456,916
Common/collective trusts				23,622,333
Pooled-separate accounts				25,519,659
Total investments at fair value				$117,598,908

December 31, 2015
Common stock	$14,892,281	$—	$—	$14,892,281
Mutual funds	43,599,657	—	—	43,599,657
Total assets in fair value hierarchy	$58,491,938	$—	$—	$58,491,938
Pooled separate accounts				37,787,301
Total investments at fair value				$96,279,239

There were no Level 3 assets and no movements between level 2 and level 3 for the years ended December 31, 2016 and 2015, respectively.

(5)    Tax status

The Plan has received a determination letter from the IRS dated August 22, 2012, stating that the Plan is qualified under Section 401(a) of the Code, and therefore, the related trust is exempt from taxation. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and, therefore, believes the Plan is qualified and the related trust is tax-exempt.

Accounting principles generally accepted in the United States require plan management to evaluate tax positions taken by the Plan and recognize a tax liability if the Plan has taken an uncertain position that more than likely than not would not be sustained upon examination by the IRS. Plan management has analyzed the tax positions taken by the Plan, and has concluded that there are no uncertain positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

PRIVATEBANCORP, INC. SAVINGS, RETIREMENT &
EMPLOYEE STOCK OWNERSHIP PLAN
NOTES TO FINANCIAL STATEMENTS
December 31, 2016 and 2015

(6)    Plan termination

Although they have not expressed any intent to do so, the Company and its subsidiaries have the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in the Company contributions.

(7)    Risks and uncertainties

The Plan invests in various investment securities based primarily on elections made by participants. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the Statements of Net Assets Available for Benefits.

(8)    Plan amendments

The Plan was amended in January 2017 and restated effective as of February 1, 2016. The amendment provides for (1) a new definition of New Employer Stock added to facilitate Canadian Imperial Bank of Commerce ("CIBC") transaction; (2) added specific exclusion for employees not residing in the U.S.; (3) automatic Plan suspension provisions removed from Section 12.2 when there is a successor employer; (4) Plan component provisions in Appendix II modified: (a) to ensure it applies to CIBC stock acquired by the Plan and (b) to incorporate updates to statutory employer stock diversification rules. After the merger is completed, each share of Company common stock will be exchanged for: (i) .4176 shares of CIBC stock and (ii) a cash payment of $27.20 (fractional CIBC shares will be paid in cash). The Plan amendments are known collectively as the Tenth Amendment to the Plan.

The Plan was amended in June 2017. The Company amended the Plan to provide that all shares of the Plan shall be acquired solely on the open market.  The Plan amendment is known as the Eleventh Amendment to the Plan.

SUPPLEMENTARY SCHEDULE

PRIVATEBANCORP, INC. SAVINGS, RETIREMENT &
EMPLOYEE STOCK OWNERSHIP PLAN
FORM 5500, SCHEDULE H, PART IV, LINE 4(i) -
SCHEDULE OF ASSETS (HELD AT END OF YEAR) December 31, 2016

EIN: 36-3681151
Plan Number: 001

(a)	(b)	(c)	(d)	(e)
	Identity of issue, borrower, lessor or similar party	Description of investments including maturity date, rate of interest, collateral, par or maturity value	Cost	Current value
*	Principal Lg Cap S&P 500 Index	Pooled separate account	(1)	$11,935,211
*	Principal Mid Cap Value	Pooled separate account	(1)	3,264,064
*	Principal Sm Cap S&P 600 Index	Pooled separate account	(1)	3,678,803
*	Principal Mid Cap S&P 400 Index	Pooled separate account	(1)	5,069,995
*	Principal Real Estate Secs	Pooled separate account	(1)	1,571,586
*	Principal LifeTm 2010	Common/collective trusts	(1)	561,253
*	Principal LifeTm 2015	Common/collective trusts	(1)	9,769
*	Principal LifeTm 2020	Common/collective trusts	(1)	5,795,478
*	Principal LifeTm 2025	Common/collective trusts	(1)	127,654
*	Principal LifeTm 2030	Common/collective trusts	(1)	6,680,025
*	Principal LifeTm 2035	Common/collective trusts	(1)	253,984
*	Principal LifeTm 2040	Common/collective trusts	(1)	5,394,251
*	Principal LifeTm 2045	Common/collective trusts	(1)	54,234
*	Principal LifeTm 2050	Common/collective trusts	(1)	3,959,846
*	Principal LifeTm 2055	Common/collective trusts	(1)	27,061
*	Principal LifeTm 2060	Common/collective trusts	(1)	439,952
*	Principal LifeTm Str Inc	Common/collective trusts	(1)	318,826
*	PrivateBancorp, Inc.	Common stock	(1)	16,771,722
	American Funds American Balanced Fund R6	Registered investment company	(1)	5,573,234
	American Funds EuroPacific Growth Fund R6	Registered investment company	(1)	3,985,740
	Dodge & Cox Stock Fund	Registered investment company	(1)	8,443,195
	Perkins Small Cap Value N Fund	Registered investment company	(1)	1,664,662
	Dimensional Fund DFA Int’l Small Cap Value I Fund	Registered investment company	(1)	2,502,883
	MainStay Lg Cap Growth R6 Fund	Registered investment company	(1)	6,366,243
	Vanguard ST Bond Index Admiral Fund	Registered investment company	(1)	3,548,523
	Vanguard Emerging Markets Index Admiral Fund	Registered investment company	(1)	2,636,754
	Vanguard Devel Markets Index Admiral Fund	Registered investment company	(1)	1,474,591
	Vanguard High Yield Corp. Adm. Fund	Registered investment company	(1)	900,859
	Vanguard INT-TM BD IDX Adm. Fund	Registered investment company	(1)	781,811
	Vanguard Midcp Grth IDX Adm FD	Registered investment company	(1)	2,152,404
	Franklin Templeton Global Bond R6	Registered investment company	(1)	796,020
	BlackRock Total Return Fund	Registered investment company	(1)	3,425,399
	Oppenheimer Devel Markets Fund	Registered investment company	(1)	31,627
	Wells Fargo SM Co Gr Inst Fund	Registered investment company	(1)	1,546,337
	Vanguard Fed Money Mkt Fund	Registered investment company	(1)	5,854,912
*	Notes receivable from participants	Participant loans - 4.25%, 4.50% or 4.75% with various maturities		1,193,643
				$118,792,551
* Party-in-interest as defined by ERISA.
(1)     Cost information may be omitted as the investments are participant-directed.

SIGNATURES

The Plan. Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the trustees (or other persons who administer the Plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: June 29, 2017

PRIVATEBANCORP, INC. SAVINGS, RETIREMENT & EMPLOYEE STOCK OWNERSHIP PLAN

By:	PrivateBancorp, Inc. Savings, Retirement & Employee Stock Ownership Plan Committee
By:	/s/ William T. Norris
Name:	William T. Norris
Title:	Plan Committee Member

EXHIBIT INDEX

Exhibit No.	Description
23.1	Consent of Ernst & Young LLP